At registrant's Annual Meeting on March 18, 2015, stockholders voted on the following matter reportable under this Sub-Item:

A proposal from a stockholder recommending that the Board of Directors consider liquidation of the registrant. The proposal was not approved with 14,719,890 votes against the proposal, 1,857,473 votes for the proposal and 189,761 shares abstaining.